SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

SELECT INCOME REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

81618T-100

(CUSIP Number)

Mark L. Kleifges

Chief Financial Officer and Treasurer

Government Properties Income Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 219-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81618T-100	Schedule 13D/A	Page 2 of 6 Pages

1.	Names of Reporting Persons Government Properties Income Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK, WC
5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,918,421
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,918,421
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 27.8%
14.	Type of Reporting Person OO

CUSIP No. 81618T-100	Schedule 13D/A	Page 3 of 6 Pages

This Amendment No. 7 (this “Schedule 13D/A”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 21, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on September 3, 2014, Amendment No. 2 to the Original Schedule 13D filed with the SEC on February 2, 2015, Amendment No. 3 to the Original Schedule 13D filed with the SEC on March 5, 2015, Amendment No. 4 to the Original Schedule 13D filed with the SEC on June 9, 2015, Amendment No. 5 to the Original Schedule 13D filed with the SEC on February 8, 2017 and Amendment No. 6 to the Original Schedule 13D filed with the SEC on September 17, 2018 (as amended, the “Schedule 13D”), is being filed by Government Properties Income Trust, a Maryland real estate investment trust (“GOV” or the “Reporting Person”) to report the sale of common shares of beneficial interest, $.01 par value per share (“SIR Common Shares”), of Select Income REIT (the “Issuer”) by the Reporting Person, as more fully described below.

Item 1.   Security and Issuer.

The information regarding the securities and the Issuer contained in “Item 1. Security and Issuer” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 2.   Identity and Background.

The information regarding the Reporting Person contained in “Item 2. Identity and Background” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 3.   Source and Amount of Funds or Other Consideration.

The information regarding the Reporting Person contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 4.   Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On October 3, 2018, the Reporting Person and the Issuer entered into an underwriting agreement with the underwriters party thereto (the “Underwriting Agreement”), relating to the Secondary Sale pursuant to an underwritten public offering of the 24,918,421 SIR Common Shares that the Reporting Person had then owned (the “Offering”). On October 9, 2018, the Offering and sale of such SIR Common Shares was consummated at a price to the public of $18.25 per share, resulting in aggregate net proceeds to the Reporting Person of $434.7 million, after underwriters’ discounts and estimated offering expenses.

As previously reported, the board of trustees of the Issuer set October 1, 2018 as the record date (the “Record Date”) for its shareholders eligible to vote at the Issuer’s special shareholders meeting to consider the Merger and the other transactions contemplated by the Merger Agreement to which the Issuer is a party.  Since the Reporting Person owned the 24,918,421 SIR Common Shares sold in the Offering as of the Record Date, the Reporting Person will be entitled to vote such SIR Common Shares at such shareholders meeting, even though the Reporting Person subsequently sold those SIR Common Shares in the Offering.  As previously reported, pursuant to the Merger Agreement, the Reporting Person has agreed to vote all of the SIR Common Shares beneficially owned by it as of the Record Date at the Issuer’s shareholders meeting in favor of approval of the Merger and the other transactions contemplated by the Merger Agreement to which the Issuer is a party.

The foregoing description of the Underwriting Agreement is not complete and is subject to and qualified in its entirety by reference to the copy of the Underwriting Agreement filed hereto as Exhibit 99.1, which is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

“Item 5. Interests in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

CUSIP No. 81618T-100	Schedule 13D/A	Page 4 of 6 Pages

(a)                                 Amount beneficially owned and percentage of class:

The Reporting Person beneficially owns 24,918,421 SIR Common Shares, which represents approximately 27.8% of the issued and outstanding SIR Common Shares as of October 9, 2018.

To the Reporting Person’s knowledge, the individuals named in Item 2 above beneficially own an aggregate of 177,413 SIR Common Shares (a portion of which are subject to vesting requirements), which represents less than 1% of the issued and outstanding SIR Common Shares as of October 9, 2018 and which are not included in the percentages owned by the Reporting Person.  The Reporting Person expressly disclaims any beneficial ownership of these SIR Common Shares.

(b)                                 Number of SIR Common Shares as to which such person has:

(i)                                     Sole power to vote or to direct the vote: 24,918,421

(ii)                                  Shared power to vote or to direct the vote: 0

(iii)                               Sole power to dispose or to direct the disposition of: 0

(iv)                              Shared power to dispose or to direct the disposition of: 0

To the Reporting Person’s knowledge, the individuals named in Item 2 above have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the SIR Common Shares they beneficially own.

The percentages of beneficial ownership reported in this Schedule 13D are based on 89,550,528 SIR Common Shares of the Issuer outstanding as of October 9, 2018, such number of shares being based on information provided by the Issuer.

(c)                                  Transactions effected in the past sixty days:

On October 3, 2018, the Reporting Person, the Issuer and the underwriters party thereto entered into the Underwriting Agreement, and on October 9, 2018, the Offering and sale of the SIR Common Shares contemplated thereby were consummated.  For more information regarding the Underwriting Agreement and the Offering contemplated thereby, see Item 4 above.

On September 14, 2018, the Reporting Person, Merger Sub and the Issuer entered into the Merger Agreement. Contemporaneously with the execution of the Merger Agreement, and in connection with the Secondary Sale, the Reporting Person and the Issuer entered into the Registration Agreement.  For more information regarding the Merger Agreement, the Registration Agreement and the other Transactions in connection therewith, see Item 4 above.

On September 13, 2018, Messrs. Blackman and Kleifges were granted an aggregate of 11,000 SIR Common Shares under the Issuer’s equity compensation plan (a portion of which are subject to vesting requirements) for services rendered to the Issuer.  On September 24, 2018, the Issuer purchased from Messrs. Blackman and Kleifges an aggregate of 6,138 SIR Common Shares at the closing price of SIR Common Shares on the date of the purchase, in satisfaction of tax withholding and payment obligations in connection with the vesting of SIR Common Share awards. Pursuant to the Merger Agreement, at the Effective Time, any outstanding unvested SIR Common Share awards under the Issuer’s equity compensation plan will be converted into an award under GOV’s equity compensation plan, subject to substantially similar vesting requirements and other terms and conditions, of a number of GOV Common Shares determined by multiplying the number of unvested SIR Common Shares subject to such award by the Exchange Ratio (rounded down to the nearest whole number).

(d)                                 Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

CUSIP No. 81618T-100	Schedule 13D/A	Page 5 of 6 Pages

(e)                                  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above.

The information regarding the Reporting Person contained in “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” contained in the Schedule 13D is not otherwise being amended by this Schedule 13D/A.

Item 7.   Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is hereby amended to add the following:

Exhibit 99.1

Underwriting Agreement, dated as of October 3, 2018, by and among Government Properties Income Trust, Select Income REIT and the underwriters named therein. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated October 3, 2018.)

CUSIP No. 81618T-100	Schedule 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2018
(Date)

GOVERNMENT PROPERTIES INCOME TRUST

/s/ Mark L. Kleifges
(Signature)
Mark L. Kleifges, Chief Financial Officer and Treasurer
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).